FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: January 16, 2007

Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter

Ended November 30, 2006

Beijing, January 15, 2006 – New Oriental Education and Technology Group Inc. (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2006, which is the second quarter for New Oriental’s fiscal year 20071.

Highlights for the Fiscal Quarter Ended November 30, 2006

•	Total net revenues increased by 32.9% year-over-year to RMB169.0 million (US$21.6 million) from RMB127.2 million in the second quarter of fiscal year 2006.

•	Net income increased to RMB8.2 million (US$1.0 million) from a net loss of RMB8.7 million in the second quarter of fiscal year 2006, and income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) increased to RMB16.2 million (US$2.1 million) from a net loss of RMB34.2 million in the second quarter of fiscal year 2006.

•	Basic and diluted earnings per ADS were RMB0.23 (US$0.03) and RMB0.22 (US$0.03), respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS were RMB0.46 (US$0.06) and RMB0.44 (US$0.06), respectively. Each ADS represents four common shares. Common shares used in calculating basic and diluted earnings per ADS increased in the second quarter of fiscal 2007 due to 34.5 million new shares issued and sold by the company in its initial public offering during the quarter.

•	Total student enrollments in language training and test preparation courses increased by 20.3% year-over-year to approximately 217,500 from approximately 180,800 in the second quarter of fiscal year 2006.

•	Opened 2 new schools in the second quarter bringing the total number of schools and learning centers to 34 and 121 (including the 34 schools), respectively, as of November 30, 2006, up from 32 schools and 115 learning centers (including the 32 schools) as of August 31, 2006, respectively.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars for the entities with the functional currency of RMB are made at a rate of RMB7.834 to US$1.00, the effective noon buying rate as of November 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

“During the second quarter of fiscal year 2007, we experienced continued strong growth in our student enrollments and net revenues enabling us to exceed our revenue guidance by a substantial margin,” said New Oriental’s Chairman and Chief Executive Officer, Mr. Michael Yu. “In addition, we executed on our strategy of pursuing rapid organic growth by adding two new schools, North Star in Beijing marking New Oriental’s entry into the fragmented professional certification test preparation market, and our second primary/secondary campus in Taixing, which is nearby our Yangzhou school.”

New Oriental’s Chief Financial Officer, Mr. Louis T. Hsieh, added, “During the second fiscal quarter, we continued to improve our profitability by simultaneously growing our revenues and controlling our expenses. As we continue to expand our product offerings, student enrollments, and geographic footprint into new markets across China, we are confident that we will increasingly benefit from economies of scale going forward.”

Mr. Hsieh noted that the second quarter of the Company’s fiscal year is typically the slowest in terms of revenue as students are occupied with the beginning of the formal school year.

“We also used part of our IPO proceeds to clear remaining debt ensuring a sound financial base for future expansion,” added Mr. Hsieh.

Financial Results for the Fiscal Quarter Ended November 30, 2006

For the second fiscal quarter of 2007, New Oriental reported net revenues of RMB169.0 million (US$21.6 million), representing a 32.9% increase year-over-year.

Net revenues from educational programs and services for the second fiscal quarter were RMB152.0 million (US$19.4 million), representing a 32.5% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the second fiscal quarter of 2007 increased by 20.3% year-over-year to approximately 217,500 from approximately 180,800 in the second quarter of fiscal year 2006.

Total operating costs and expenses for the quarter were RMB168.8 million (US$21.5 million), a 22.9% increase year-over-year.

Cost of revenues increased by 40.5% year-over-year to RMB85.9 million (US$11.0 million), primarily due to the increased number of courses offered to a larger student base and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 90.8% year-over-year to RMB25.4 million (US$3.2 million), primarily due to a refinement in accounting process in allocating some of the personnel and other expenses which were included in our general and administrative expenses in the second fiscal quarter of 2006 to our selling and marketing expenses in the second fiscal quarter of 2007.

General and administrative expenses decreased by 8.7% year-over-year to RMB57.5 million (US$7.3 million), primarily due to the implementation of the refined accounting process described above. Without such accounting reclassification, general and administrative expenses would have increased year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, were RMB8.0 million (US$1.0 million) in the second quarter of fiscal year 2007. There were no share-based compensation expenses in the second quarter of fiscal year 2006.

Operating margin for the quarter was 0.2%, compared to negative 8.0% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 4.9%, compared to negative 8.0% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Income for the quarter was RMB8.2 million (US$1.0 million) compared to a net loss of RMB8.7 million in the second quarter of fiscal year 2006. Basic and diluted earnings per share amounted to RMB0.06 (US$0.01) and RMB0.06 (US$0.01), respectively, and basic and diluted earnings per ADS were RMB0.23 (US$0.03) and RMB0.22 (US$0.03), respectively.

Income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) was RMB16.2 million (US$2.1 million). Basic and diluted earnings per ADS excluding share based compensation expenses (non-GAAP) were RMB0.46 (US$0.06) and RMB0.44 (US$0.06), respectively.

Capital expenditures for the quarter were RMB7.6 million (US$1.0 million).

As of November 30, 2006, New Oriental had cash and cash equivalents of RMB1,166.5 million (US$148.8 million), as compared to RMB294.9 million as of August 31, 2006. The increase in cash and cash equivalents was primarily due to the net proceeds from our initial public offering on the New York Stock Exchange on September 7, 2006. Net operating cash flow for the second quarter of fiscal year 2007 was RMB42.4 million (US$5.4 million).

Financial Results for the Six Months Ended November 30, 2006

For the six months ended November 30, 2006 New Oriental reported net revenues of RMB598.4 million (US$76.4 million), representing a 31.8% increase year-over-year.

Total student enrollments in language training and test preparation courses in the six months ended November 30, 2006 increased by 23.6% year-over-year to approximately 554,900 from approximately 448,900 in the six months ended November 30, 2005.

Operating margin for the six months ended November 30, 2006 was 30.2%, compared to 18.8% for the six months ended November 30, 2005.

Net income for the six months ended November 30, 2006 was RMB173.3 million (US$22.1 million), representing a 135.7% increase year-over-year. Basic and diluted earnings per ADS for the six months ended November 30, 2006 amounted to RMB5.72 (US$0.73) and RMB5.31 (US$0.68), respectively. Common shares used in calculating basic and diluted earnings per ADS increased in the second quarter of fiscal year 2007 due to 34.5 million new shares issued and sold by the company in its initial public offering during the quarter.

Outlook for Fiscal Third Quarter 2007

New Oriental expects its total net revenues in the third quarter of fiscal year 2007 (December 1, 2006 to February 28, 2007) to be in the range of RMB202 million (US$25.8 million) to RMB212 million (US$27.1 million), representing year-over-year growth in the range of 19.8% to 25.8%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 16, 2007 U.S. Eastern Time (9 PM on January 16, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8055
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until 11 AM on January 23, 2007 U.S. Eastern Time:

International: +1-617-801-6888

Passcode: 38993793

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org .

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter of fiscal year 2007 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of January 15, 2007, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and basic and diluted earnings per share and per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Rory Macpherson

Ogilvy Public Relations Worldwide

Tel:	+86-10-8520-6553
Email:	rory.macpherson@ogilvy.com

In the United States:

Mr. Thomas Smith

Ogilvy Public Relations Worldwide

Tel:	+1-212-880-5269
Email:	thomas.smith@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2006		As of August 31 2006
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
ASSETS:
Current assets:
Cash and cash equivalents	1,166,510	148,766	294,948
Restricted cash	3,064	391	3,000
Term deposits	—	—	1,000
Accounts receivable, net	2,664	340	1,542
Inventory	40,758	5,203	43,174
Prepaid expenses and other current assets	43,692	5,577	42,974

Total current assets	1,256,688	160,277	386,638

Property, plant and equipment, net	708,269	90,410	712,312
Land use right, net	25,180	3,214	25,318
Deposit for acquiring property and equipment	—	—	—
Amounts due from related parties	464	64	2,691
Deferred tax assets	8,996	1,148	3,870
Long term prepaid rent	—	—	1,038
Trade mark	1,637	209	1,637

Total assets	2,001,234	255,322	1,133,504

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	37,360	4,769	51,140
Accrued expenses and other current liabilities	118,649	15,145	128,223
Income tax payable	21,041	2,686	18,413
Current portion of long-term debt	—	—	42,998
Amount due to related parties	—	—	162
Deferred revenue	182,651	23,315	135,728

Total current liabilities	359,701	45,915	376,664

Long-term debt, less current portion	—	—	64,445

Total long-term liabilities	—	—	64,445

Minority interest	2,023	258	200

Total liabilities	361,724	46,173	441,309

SHAREHOLDERS’ EQUITY
Series A convertible preferred shares (US$ 0.01 par value; 11,111,111 shares authorized as of August 31, 2006; 11,111,111 and nil shares issued and outstanding as of August 31, 2006)(liquidation value US$22,500)	—	—	920
Common Shares (US$ 0.01 par value; 150,000,000 shares authorized as of August 31, 2006; 100,000,000 shares issued and outstanding as of August 31, 2006; 300,000,000 shares authorized and 145,611,111 shares issued and outstanding as of November 30, 2006)	11,940	1,456	8,277
Additional paid-in capital	1,264,475	158,440	315,208
Retained earnings	376,147	47,999	367,930
Accumulated other comprehensive loss (gain)	(13,052)	1,254	(140)

Total shareholders’ equity	1,639,510	209,149	692,195

Total liabilities and shareholders’ equity	2,001,234	255,322	1,133,504

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	151,967	19,398	114,714
Books and others	17,062	2,178	12,509

Total net revenues	169,029	21,576	127,223

Operating costs and expenses (note 1):
Cost of revenues	85,903	10,965	61,142
Selling and marketing	25,409	3,243	13,314
General and administrative	57,456	7,332	62,909

Total operating costs and expenses	168,768	21,540	137,365

Operating income (loss)	261	36	(10,142)

Other income (expenses), net	8,085	1,023	(2,185)

Income tax expense	(485)	(62)	1,862
Minority interest, net of tax	356	45	—

Income from continuing operations	8,217	1,042	(10,465)

Income on discontinued operations	—	—	1,784

Net Income	8,217	1,042	(8,681)
Dividend in kind	—	—	(25,526)

Income attributable to holders of common shares	8,217	1,042	(34,207)

Net income per share-basic	0.06	0.01	(0.34)

Net income per share-diluted	0.06	0.01	(0.31)

Net income per ADS-basic (note 2)	0.23	0.03	(1.36)

Net income per ADS-diluted (note 2)	0.22	0.03	(1.24)

Notes:

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2006		2005
	Unaudited		Unaudited
	RMB	USD	RMB
Cost of revenues	209	27	—
Selling and marketing	118	15	—
General and administrative	7,698	983	—

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	563,881	71,979	429,535
Books and others	34,481	4,401	24,530

Total net revenues	598,362	76,380	454,065

Operating costs and expenses (note 1):
Cost of revenues	224,540	28,662	174,915
Selling and marketing	61,141	7,805	35,455
General and administrative	132,246	16,877	158,398

Total operating costs and expenses	417,927	53,344	368,768

Operating income (loss)	180,435	23,036	85,297

Other income (expenses), net	6,168	779	(5,321)

Income tax expense	(13,683)	(1,747)	(16,039)
Minority interest, net of tax	356	45	(12)

Income from continuing operations	173,276	22,113	63,925

Income on discontinued operations	—	—	9,595

Net Income	173,276	22,113	73,520
Dividend in kind	—	—	(25,526)

Income attributable to holders of common shares	173,276	22,113	47,994

Net income per share-basic	1.43	0.18	0.48

Net income per share-diluted	1.33	0.17	0.43

Net income per ADS-basic (note 2)	5.72	0.73	1.92

Net income per ADS-diluted (note 2)	5.31	0.68	1.73

Notes:

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2006		2005
	Unaudited		Unaudited
	RMB	USD	RMB
Cost of revenues	352	45	65
Selling and marketing	217	28	793
General and administrative	13,145	1,678	25,367

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended November 30
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
GAAP net income	8,217	1,042	(8,681)
Dividend in kind	—	—	(25,526)

GAAP income attributable to holders of common shares	8,217	1,042	(34,207)
Share-based compensation expenses	8,025	1,025	—

Non-GAAP income attributable to holders of common shares	16,242	2,067	(34,207)

GAAP net income per ADS - basic (note 1)	0.23	0.03	(1.36)
GAAP net income per ADS - diluted (note 1)	0.22	0.03	(1.24)

Non-GAAP net income per ADS - basic (note 1)	0.46	0.06	(1.36)
Non-GAAP net income per ADS - diluted (note 1)	0.44	0.06	(1.24)

Shares used in calculated basic net income per ADS (note 1)	142,603,785	142,603,785	100,000,000
Shares used in calculated diluted net income per ADS (note 1)	148,176,297	148,176,297	111,111,111

Note 1: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST

COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Six Months Ended November 30
	2006		2005
	(Unaudited)		(Unaudited)
	RMB	USD	RMB
GAAP net income	173,276	22,113	73,520
Dividend in kind	—	—	(25,526)

GAAP income attributable to holders of common shares	173,276	22,113	47,994
Share-based compensation expenses	13,714	1,751	26,225

Non-GAAP income attributable to holders of common shares	16,242	23,864	74,219

GAAP net income per ADS - basic (note 1)	5.72	0.73	1.92
GAAP net income per ADS - diluted (note 1)	5.31	0.68	1.73

Non-GAAP net income per ADS - basic (note 1)	6.17	0.79	2.97
Non-GAAP net income per ADS - diluted (note 1)	5.73	0.73	2.67

Shares used in calculated basic net income per ADS (note 1)	121,185,489	121,185,489	100,000,000
Shares used in calculated diluted net income per ADS (note 1)	130,565,761	130,565,761	111,111,111

Note 1: Each ADS represents four common shares